TheStreet.com

ETF Tuesday
A NEW WAY TO TRACK OIL
BY JEN RYAN
THESTREET.COM PERSONAL FINANCE REPORTER
12/12/2006 8:08 AM EST
URL: http://www.thestreet.com/funds/etftuesday/10327228.html

A new investment product that is very similar to an exchange-traded fund offers investors an innovative way to track the price of oil.

Called Claymore
Macroshares, the securities give investors more direct exposure to movements in oil prices than buying stocks of oil companies, without actually holding the commodity or trading derivative contracts. They were launched at the end of last month by Claymore Securities and MacroMarkets, a company co-founded by Yale economist Robert Shiller, the author of Irrational Exuberance.

The product is actually structured as two American Stock Exchange-listed securities, CLAYMORE MACROSHARES OIL UP TRADEABLE SHARES (UCR) and CLAYMORE MACROSHARES OIL DOWN TRADEABLE SHARES (DCR) . They both track the Nymex Division Light Sweet Crude Oil Futures Contract Index.

Oil Up and Oil Down are designed to work in tandem: When the price of oil increases, the price of Oil Up rises and the price of Oil Down falls; conversely, when the price of oil falls, the opposite happens. Rather than oil or oil futures, however, the products invest in short-term U.S. Treasuries and some other related investments.

The securities track oil prices by agreeing to swap assets back and forth. If, for example, the price of oil rises 10%, then 10% of the assets in the Oil Down will move into Oil Up. If the price of oil falls 10%, the reverse will happen. At the time of the launch, the products were equally priced at $60 each.

Although it's possible the price of oil could rise or fall so much that there aren't enough assets available to mimic the move, the products have a safeguard in place. If there is an 85% movement from the initial price, the existing products will terminate, and new securities will be launched in their place. Since the oil Macroshares started out at $60 each, that would mean they would terminate if the price of oil went as low as $9 or as high as $111.

Even if the price of oil stays within this range, the oil Macroshares will be shut down and new securities launched after 20 years.

While Macroshares' structure is innovative, it's not the only exchange-traded security on the market that tracks the price of oil. There's also the U.S. OIL FUND (USO) ETF, which invests in oil futures contracts, and the IPATH GOLDMAN SACHS CRUDE OIL TOTAL RETURN INDEX ETN (OIL) , which are basically high-grade bonds that track the price of West Texas Intermediate crude oil future contracts.

The net asset values of the Oil Macroshares are adjusted every day based on the closing price of oil. The funds' prices also could be affected by the Treasury yields and investors' expectations of where oil prices are going. The Amex will publish the value of the index every 15 seconds.

Samuel Masucci, president and chief executive of MacroMarkets, says the company hopes the products "will be very reactive to any news that affects their benchmark."

If there's been any initial criticism about the products, it's been of the 1.6% expense ratio, which is more than twice as high as USO, which charges 0.65%, and OIL, which has a fee of 0.75%. (Macroshares' expense ratio will drop to 1.5% after two years.)

The companies say the higher expense is justified by the products' complicated structure and "frictionless" tracking of oil. They add that investors are getting additional value from the coupon yield from Macroshares' investment in Treasuries.

Claymore and MacroMarkets are touting the structure as the next generation of exchange-traded securities. While there are currently no other Macroshares products in registration, they hope to eventually roll out a suite of products that track everything from real estate to precious metals to economic indicators and interest rates.

Shiller, who designed the products, says the Macroshares structure can be used to invest in anything tracked by an index. While you don't own the actual asset, the structure makes it seem like you do, he says.

                                      # # #


MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.